Exhibit 99.3
Contact:	Mark A. Steinkrauss, Vice President, Corporate Relations
Telephone and Data Systems, Inc. (TDS) (312) 592-5384 mark.steinkrauss@teldta.com

U.S. CELLULAR ACQUIRES CHICAGO MTA FROM PRIMECO WIRELESS;
STRENGTHENS MIDWEST FOOTPRINT

FOR RELEASE: IMMEDIATE

August 7, 2002, Chicago, Il. – United States Cellular Corporation [AMEX:USM] announced that it has acquired, from PrimeCo Wireless Communications LLC (“PrimeCo”), the operating entity that owns the assets and certain liabilities of PrimeCo’s wireless market in the Chicago Major Trading Area (“MTA”) (excluding Kenosha County, Wis.). This includes its 20 megahertz PCS license covering a population of 13.2 million in four states. The company currently serves more than 330,000 customer units primarily in the Chicagoland area.

For a map showing the Chicago MTA properties and U.S. Cellular's existing majority-owned or managed markets, please click on http://www.teldta.com/whatsnew/feature.html.

The purchase price for the transaction is $610 million in cash. U.S. Cellular will finance the purchase using its revolving lines of credit, proceeds from $175 million in 30 year notes initially bought by the seller, and proceeds from a $105 million loan from Telephone and Data Systems, Inc. (AMEX: TDS). In May, U.S Cellular raised approximately $160 million in cash when it entered into variable prepaid forward contracts related to its Vodafone AirTouch plc American Depository Receipts (“ADRs”).

John E. Rooney, President and Chief Executive Officer of U.S. Cellular, said: “We are excited to close this transaction and begin operating in the Chicago area, our home market. We plan to succeed in this market by offering outstanding customer service, expanded retail and agent distribution, a high-quality network and very competitive local and regional callings plans as well as attractive national calling plans. This has been a winning strategy for us in our other markets and we are confident of its success in a market we know very well.”

U.S. Cellular anticipates that it will provide guidance regarding the PrimeCo Wireless acquisition and its impact on operations later in the quarter.

PrimeCo utilizes Code Division Multiple Access (CDMA) technology in a network with more than 500 cell sites serving the Chicago market. PrimeCo has 34 retail stores and kiosks, approximately 600 authorized agents and 720 prepaid customer replenishment locations. The Chicago MTA includes the Chicago, Bloomington-Normal, Champaign-Urbana, Decatur, Peoria, Rockford, Springfield, Illinois and South Bend and Fort Wayne, Indiana and Benton Harbor, Michigan market areas.

All information set forth in this news release, except historical and factual information, represents forward-looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Important factors that may affect these forward-

looking statements include, but are not limited to: changes in circumstances or other events relating to the to the consummation of the acquisition of Chicago 20MHz, including integration problems or other factors associated with such acquisition; changes in the overall economy; changes in competition in the markets in which USM operates; advances in telecommunications technology; changes in the telecommunications regulatory environment; changes in the value of investments; changes in the capital markets that could restrict the availability of financing; pending and future litigation; acquisitions/divestitures of properties and/or licenses; changes in customer growth rates, penetration rates, churn rates, roaming rates and the mix of products and services offered in USM’s markets. Investors are encouraged to consider these and other risks and uncertainties that are discussed in documents filed by USM with the SEC.

U.S. Cellular Corporation, the nation’s eighth largest wireless service carrier, provides wireless service to approximately 3.9 million customers and will operate in 155 markets in 26 states. The Chicago-based company operates on a customer satisfaction strategy, meeting customers’ needs by providing a comprehensive range of wireless products and services, excellent customer support and a high quality network. U.S. Cellular is listed and traded as USM on the American Stock Exchange. For more information about U.S. Cellular, visit the company’s Web site at www.uscellular.com.